

December 14, 2012

Via E-mail
Mr. William C. Parker
President
MIT Holding, Inc.
351 Commercial Drive, Suite A & B
Savannah, GA 31406

Re: MIT Holding, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed December 6, 2012
File No. 000-53980

Dear Mr. Parker:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We partially reissue comment 1 of our letter dated December 4, 2012. We note your response that you have not held your annual shareholder meetings but will hold one in June 2013. Please revise to provide disclosure consistent with your response. In addition, please revise to address potential material consequences of your failure to hold annual meetings, with references to applicable statutes as appropriate.

Information Statement Cover Page

2. We reissue comment 2 of our letter dated December 4, 2012. We note your reference to the information statement being "mailed on or about November 25, 2012." Please revise this statement to leave the date blank until you file your

definitive information statement. Please note that you must clear our comments before filing the definitive information statement.

Security Ownership of Certain Beneficial Owners and Management

3. We note your added disclosure in footnote 5 in response to comment 4 of our letter dated December 4, 2012. Please revise this disclosure to clarify the ownership of the shares. It is unclear, for example, if Messrs. Martin and Drakeford share dispositive control over the shares in the company held by Reeseman Corp. rather than the shares of Reeseman Corp. Please also delete "and/or" and instead clarify the ownership of Messrs. Drakeford and Martin.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director